AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 1999
                                              SECURITIES ACT FILE NO. 333-39839
                                       INVESTMENT COMPANY ACT FILE NO. 811-6156




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1

              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                                (NAME OF ISSUER)
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
               SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  589945 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 TERRY K. GLENN
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                   COPIES TO:

THOMAS R. SMITH, JR., ESQ.                    PATRICK D. SWEENEY, ESQ.
BROWN & WOOD LLP                              MERRILL LYNCH ASSET MANAGEMENT
ONE WORLD TRADE CENTER                        P.O. BOX 9011
NEW YORK, NEW YORK  10048-0557                PRINCETON, NEW JERSEY  08543-9011

                                 APRIL 20, 1999
                       (DATE TENDER OFFER FIRST PUBLISHED
                       SENT OR GIVEN TO SECURITY HOLDERS)

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 4,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on April 20, 1999 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

         The Offer terminated at 12:00 midnight, Eastern time, on May 17, 1999 (the "Expiration Date"). Pursuant to the Offer, 778,002.788 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.71 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $8,332,409.86.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.




May 25, 1999              By   /s/ Terry K. Glenn
                             ---------------------------------------------
                         (Terry K. Glenn, President)

                                Brown & Wood LLP
                             One World Trade Center
                         New York, New York 10048-0557
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599




VIA ELECTRONIC FILING
---------------------

                                                                   May 25, 1999




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

      Re:  Merrill Lynch High Income Municipal Bond Fund, Inc.
      Amendment No. 1 to Issuer Tender Offer Statement
      on Schedule 13E-4
------------------------------------------------

Dear Sirs:

     On behalf of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on April 20, 1999 and terminated on May 17, 1999.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5620.

                                                     Very truly yours,


                                                     /s/ David J. Camp